Via Facsimile and U.S. Mail
Mail Stop 4720

October 1, 2009

Mr. Courtney Smith
President and Chief Executive Officer
Specialty Underwriters' Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: **Specialty Underwriters' Alliance, Inc.**
            Form 10-K for the Period Ended December 31, 2008
            Definitive Proxy Statement on Schedule 14A filed June 23, 2009
            File No. 000-50891

Dear Mr. Smith:

        We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief